   As filed with the Securities and Exchange Commission on January 21, 1998
                                                           File No. 333-_______
_______________________________________________________________________________

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                         _____________________________

                                   FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         _____________________________

                           GREENTREE SOFTWARE, INC.
            (Exact Name of Registrant as Specified In Its Charter)

            NEW YORK                                    13-2897997
  (State or Other Jurisdiction          (I.R.S. Employer Identification Number)
of Incorporated or Organization)

          7901 Flying Cloud Drive, Suite 150, Eden Prairie, MN 55344 (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                               Joseph D. Mooney
        Chairman of the Board of Directors and Chief Executive Officer
                           Greentree Software, Inc.
                      7901 Flying Cloud Drive, Suite 150
                            Eden Prairie, MN  55344
                                (612) 941-1500

           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code of Agent For Service)

                                with copies to:
                              Julio E. Vega, Esq.
                               Bingham Dana LLP
                              150 Federal Street
                          Boston, Massachusetts 02110
                                (617) 951-8000

       Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this Registration Statement becomes effective

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / / If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------
Title of Securities   Maximum Amount    Proposed Maximum Offering   Aggregate         Proposed Amount of
to be Registered      to be Registered  Price Per Share*(1)         Offering Price*   Registration Fee
--------------------------------------------------------------------------------------------------------
Common Shares
$.01 Par Value        2,783,375 (2)     $1.062                      $2,955,944        $873
--------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of determining the registration fee. Calculated in accordance with Rule 457(c) based on the average of the high and low prices reported on the OTC Bulletin Board on January 14, 1998.
(2) Includes 500,708 Common Shares being registered for resale by certain Selling Shareholders of Common Shares issuable upon exercise of Common Share Purchase Warrants and 24,352 Common Shares being registered for resale by certain Selling Shareholders of Common Shares issuable upon exercise of stock options.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                                   P R O S P E C T U S

                                 GREENTREE SOFTWARE, INC.

                                   2,783,375 Shares of
                              Common Shares, $.01 Par Value
                                      ____________

     This Prospectus ("Prospectus") of Greentree Software, Inc., a New York corporation (the "Company"), relates to up to 2,783,375 shares (the "Shares") of the Company's Common Shares, $.01 par value per share (the "Common Shares"), being sold by certain shareholders of the Company (the "Selling Shareholders"), including certain directors and officers of the Company, for their respective accounts. See "Selling Shareholders." The Company will not receive any proceeds from the sale of Shares by the Selling Shareholders. The Common Shares are traded on the OTC Bulletin Board under the symbol "GTSW." On January 14, 1998, the last reported sale price of the Common Shares on the OTC Bulletin Board was $1.187 per share.

                                      ____________

                      THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK.
                         SEE "RISK FACTORS," BEGINNING ON PAGE 3
                                      ____________


     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                      ____________

-------------------------------------------------------------------------------
                                  Underwriting Discounts    Proceeds to Selling
              Price to Public        and Commissions           Shareholders
-------------------------------------------------------------------------------
Per Share          (1)                   (1)(2)                   (1)(2)
-------------------------------------------------------------------------------
Total              (1)                   (1)(2)                   (1)(2)
-------------------------------------------------------------------------------

(1) The sale or distribution of the Shares may be effected by the Selling Shareholders through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) in the over-the-counter market. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by agreement between the Selling Shareholder and underwriters, brokers, dealers or agents, or purchasers. Transactions effected by selling Shares to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or commissions from purchasers of Shares for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The Selling Shareholders and any brokers, dealers or agents that participate in the distribution of the Shares may be deemed to be underwriters, and any profit on the sale of Shares by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "Securities Act").

       Under the securities laws of certain states, the Shares may not be sold unless the Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

       The Company will pay all of the expenses incident to the registration, offering and sale of the Shares to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act.

       Certain of the underwriters, dealers, brokers or agents may have other business relationships with the Company and its affiliates in the ordinary course. See "Plan of Distribution" and "Selling Shareholders."

(2) The Company has agreed to prepare and file this Prospectus and the related Registration Statement and supplements and amendments thereto required by the Securities Act with the Securities and Exchange Commission, to register and qualify the Shares if required under applicable Blue Sky laws, and to deliver copies of the Prospectus to the Selling Shareholders. The expenses incurred in connection with the same, estimated at $20,000, will be borne by the Company. The Company will not be responsible for any discounts, concessions, commissions or other compensation due to any broker or dealer in connection with the sale of any of the Shares offered hereby, which expenses will be borne by the Selling Shareholder.

                The date of this Prospectus is January 21, 1998.

                             AVAILABLE INFORMATION

     The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information concerning the Company may be inspected and copies may be obtained (at prescribed rates) at public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwest Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed rates. The Commission also maintains an internet site (http://www.sec.gov) that contains information regarding the Company's electronic filings with the Commission.

     The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with the Commission with respect to the Common Shares being offered pursuant to this Prospectus. As permitted by the rules and regulations of the Commission, this Prospectus omits certain of the information contained in the Registration Statement. For further information with respect to the Company and the Common Shares being offered pursuant to this Prospectus, reference is hereby made to such Registration Statement, including the exhibits filed as part thereof. Statements contained in this Prospectus concerning the provisions of certain documents filed with, or incorporated by reference in, the Registration Statement are not necessarily complete, each such statement being qualified in all respects by such reference. Copies of all or any part of the Registration Statement, including the documents incorporated by reference therein or exhibits thereto, may be obtained upon payment of the prescribed rates at the offices of the Commission set forth above.

     Upon request, the Company will provide without charge to each person to whom a copy of this Prospectus has been delivered a copy of any information that was incorporated by reference in the Prospectus (other than exhibits to documents, unless such exhibits are specifically incorporated by reference into the information incorporated by reference in the Prospectus). The Company will also provide upon specific request, without charge to each person to whom a copy of this Prospectus has been delivered, a copy of all documents filed from time to time by the Company with the Commission pursuant to the Exchange Act. Requests for such copies should be directed to Philip D. Wolf, 7901 Flying Cloud Drive, Suite 150, Eden Prairie, MN 55344. Telephone requests may be directed to the Secretary at (612) 941-1500.

                                  RISK FACTORS

     In considering whether to purchase any of the Shares offered hereby, prospective investors should carefully consider the following risk factors, among others discussed herein. This Prospectus contains and may incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including but not limited to the potential for future orders and the existence of expressions of interest in the GT Purchase PRO product. Investors are cautioned that forward-looking statements are inherently uncertain. Actual performance and results of operations may differ materially from those projected or suggested in the forward-looking statements due to certain risks and uncertainties, including but not limited to, the following risks and uncertainties: (i) the Company's history of losses and accumulated deficit, inconsistent revenues and the uncertainty of future profitability; (ii) the Company's capital requirements and the uncertainty of additional funding; (iii) the uncertainty of market acceptance of GT Purchase PRO software; (iv) new management and the need to recruit sales, service and implementation personnel;
(v) the intense competition in the software field; and (vi) the dependence on one product and rapid technological change in the industry. Additional information concerning certain risks and uncertainties that would cause actual results to differ materially from those projected or suggested in the forward-looking statements is contained in the Company's filings with the Commission, including those risks and uncertainties discussed below and in the Company's Annual Report on Form 10-KSB for the year ended May 31, 1997. The forward-looking statements contained herein represent the Company's judgment as of the date of this Prospectus, and the Company cautions readers not to place undue reliance on such statements.

     HISTORY OF LOSSES AND ACCUMULATED DEFICIT; UNCERTAINTY OF FUTURE PROFITABILITY. The Company had a net loss of approximately $1.8 million for the fiscal year ended on May 31, 1997 and had an accumulated deficit at May 31, 1997 of approximately $14.6 million. The Company had a net loss of approximately $1.0 million for the six months ended on November 30, 1997 and had an accumulated deficit of approximately $15.7 million at November 30, 1997. The Company has experienced ongoing losses from operations and expects that such losses will continue for at least some period until product sales may be generated in sufficient volume to offset expenses. For the fiscal year ended May 31, 1997, the Company had revenues of $599,000. For the six months ended November 30, 1997, the Company has had revenues of $189,000 compared with $171,000 for the same period in 1996. There can be no assurance the Company's revenues will continue at all or will grow sufficiently to achieve profitability. The Company does not expect to be profitable unless and until such time as sales of its software products generate sufficient revenue to fund its operations.

     CAPITAL REQUIREMENTS; UNCERTAINTY OF ADDITIONAL FUNDING. At November 30, 1997 the Company had a cash balance of approximately $29,000. Predicting the costs of the ongoing development of the Company's software product and of the expansion of its sales force and other required personnel, as well as its working capital and other capital needs, is difficult. There can be no assurance that revenues, if any, generated by the Company from the sale of its software product will be adequate to successfully market its software product and to expand its sales force. The Company anticipates that it may have to raise additional capital to fund continued operations. There can be no assurance that any such required capital would be available on acceptable terms, if at all. If the Company is unable to raise such additional capital on acceptable terms, it could have to discontinue operations and liquidate. It is highly likely that investors would lose all of their investment in the event of any liquidation of the Company's assets.

     UNCERTAINTY OF MARKET ACCEPTANCE OF GT PURCHASE PRO. The Company has invested heavily in research for, and development of, its core purchasing and materials management software system - GT Purchase PRO. The orders received to date for the GT Purchase PRO product have been significantly lower than expected by management. Management believes that this was due primarily to a variety of problems which were partly created by one of the development tools used to develop the initial product. The Company believes that its history of financial and product performance problems has negatively affected its image in the marketplace and that it has lost potential business from potential clients who expressed concerns about the Company's current financial status and ability to remain solvent. The Company believes the software development toolset used to produce GT Purchase PRO 6.0 has corrected the performance problems associated with the prior version of the product;
however, there can be no assurance that (i) such performance problems have been completely eliminated; (ii) any further required development work will be completed on a timely basis; (iii) there will be satisfactory acceptance of the new product into the marketplace; or (iv) revenues from this new product will be realized in any material amounts, if at all, and if realized, when.

     NEW MANAGEMENT, ABILITY TO RECRUIT SALES, SERVICE AND IMPLEMENTATION PERSONNEL. The Company's new management share a very limited history in operating the Company even though they are experienced in managing companies with the problems similar to those being faced by the Company. There can be no assurance that the Company's management will be successful in meeting their planned objectives for the Company. The ability to achieve anticipated revenues is substantially dependent on the ability of the Company to attract on a timely basis and retain skilled personnel, especially key management, sales, service, and implementation personnel. The Company believes that its future success will depend in large part on its ability to attract and retain highly skilled technical, managerial, marketing, and professional services personnel to ensure the quality of products and services provided to its customers. Competition for such personnel, in particular for product development and implementation personnel, is intense, and the Company competes in the market for such personnel against numerous companies, including larger, more established companies with significantly greater financial resources than the Company. There can be no assurance that the Company will be successful in attracting and retaining skilled personnel. The Company's inability to attract and retain qualified employees would have a material adverse effect on the Company's business.

     SUBSTANTIAL COMPETITION. The software field is a growing one and, in addition to the computer manufacturers which also offer software products performing functions similar to the Company's products, a large number of providers of industry-specific applications and software developers are introducing new purchasing modules and software programs into the market. Existing competitive products offered by companies with greater financial or marketing resources impact and limit the Company's revenues. There can be no assurances that competitors do not have or will not offer or develop products that are superior to the Company's products or that achieve greater market acceptance. In addition, suppliers of relational database management systems and companies that develop management information software applications for large multinational manufacturers have begun to target the firms targeted by the Company and offer applications that compete in the Company's markets. As a result, competition (including pricing competition) may increase, which could result in price reduction and loss of market share. The Company may also face market resistance from potential customers from the large installed base of legacy systems, who may be reluctant to commit the time and resources necessary to convert to an open systems-based client/server software product. As the client/server computing market expands, a large number of companies, many with significantly greater resources than the Company, may enter the market or increase their market share by acquiring or entering into an alliance with competitors of the company. There can be no assurance that the Company will be able to compete successfully against its competitors or that the competitive pressures faced by the Company will not adversely affect its financial performance.

     DEPENDENCE ON ONE PRODUCT. Substantially all of the Company's revenues are expected to be derived from the sale of its GT Purchase PRO 6.0 and related support services. Accordingly, any event that adversely affects fees from such product or fees derived from the sale of such product, such as competition from other products, significant flaws in the product, or incompatibility with third party hardware or software products, negative publicity or evaluation, or obsolescence of the hardware platforms or software environments in which the product runs, could have a material effect on the Company's results of operations. The Company's future financial performance will depend on the continued development and introduction of new and enhanced versions of GT Purchase PRO 6.0 and other products and on customer acceptance of such new enhanced products.

     RAPID TECHNOLOGICAL CHANGE AND NEW PRODUCTS. The market for the Company's software products is characterized by rapid technological advances, evolving industry standards, change in end-user requirements, and frequent new product introductions and enhancements. The introduction of products embodying new technologies and the emergence of new industry standards could render the Company's existing products and products currently under development as obsolete and unmarketable. Accordingly, the Company's future success will depend upon its ability to enhance its current products and develop and introduce new products that keep pace with technological developments, satisfy varying end-user requirements, and achieve market acceptance. Any failure by the Company to anticipate or respond adequately to technological developments or end-user requirements, or any significant delays in product development or introduction, could severely damage the Company's competitive position and have an adverse effect on revenues. There can be no assurance that the Company will be successful in developing and marketing new products or product enhancements on a timely basis or that the Company will not experience significant delays in the future which could have a material adverse effect on the Company's results of operations. In addition, there can be no assurance that new products or product enhancements developed by the Company will achieve market acceptance.

     INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS. The Company intends to rely on a combination of copyright, trademark and trade secret laws, employee and third party nondisclosure agreements, and other industry standard methods for protecting ownership of its proprietary software. There can be no assurance, however, that in spite of these precautions, an unauthorized third party will not copy or reverse-engineer certain portions of the Company's products or obtain and use information that the Company regards as proprietary. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. There can be no assurance that the mechanisms used by the Company to protect its software will be adequate or that the Company's competition will not independently develop software products that are substantially equivalent or superior to the Company's software products.

     The Company expects that, as the number of software products in the industry increases and the functionality of these products further overlaps, software products will increasingly be subject to claims of infringement on third party proprietary rights. Any such claim, whether with or without merit, could result in costly litigation and require the Company to enter into royalty or licensing arrangements. Such royalty or license arrangements, if required, may not be available on terms and acceptable to the Company or at all.

     SHARES ELIGIBLE FOR FUTURE SALE. Assuming that the holders of the Company's outstanding options and warrants exercise their respective securities, there would be issued an aggregate of up to approximately 1,500,000 additional Common Shares. Management of the Company is of the opinion that, if a substantial number of such Common Shares were offered at one time, such an offering would likely have an adverse effect on the market price for the Common Shares. In addition, if the market price were to decline because of such an offering of shares, management is of the opinion that such development may adversely affect the ability of the Company to raise additional capital in the equity markets at a price and at a time favorable to the Company when and if such financing was necessary in the future.

     DIVIDENDS. In view of the cash requirements of the Company and the current and anticipated operating losses, the Company does not intend to pay dividends on the Common Shares in the foreseeable future.

                                  THE COMPANY

     Greentree Software, Inc. designs, develops, markets and services purchasing and materials management application specific software. The Company introduced its first purchasing software product in 1985 and has completed the development of the base software product and related "core" modules of the latest version of its GT Purchase PRO product, which is designed to be a portable and scalable family of modules of client/server purchasing related applications for use in medium- and large-size organizations. The Company has and intends to continue to design its latest generation software specifically for the client/server model of computing and believes that its software offers significant performance and functional advantages over competing purchasing software products used in enterprise-level client/server environments. The Company's software products are developed primarily with fourth generation language rapid application tool sets which are designed specifically to take advantage of national database management systems and Microsoft Windows(R).

     The Company's principal executive offices are located at 7901 Flying Cloud Drive, Eden Prairie, MN 55344 and its telephone number at those offices is
(612) 941-1500.

                            RECENT DEVELOPMENTS

Cash Balance; Liquidity; Financing

     From October to December 1997, the Company sold 567,315 Common Shares at an average price of $.68 per share to accredited investors in transactions exempt from the registration requirements of the Securities Act and received gross proceeds of $385,389. The net proceeds from the offerings (there were no cash placement or agency fees) were used for working capital purposes including payment of outstanding payables and to fund the marketing of the Company's GT Purchase Pro-TM- product.

     On December 19, 1997, the Company issued a convertible note in the original principal amount of $50,000 to an accredited investor. This convertible note was issued at face value, has a ninety day term, and is convertible into Common Shares at the holder's option at the lesser of $.6875 per share or 70% of the average bid price of the Common Shares for the five days preceding the conversion. If the holder elects not to convert the convertible note, the Company will issue 10,000 shares of Common Shares in lieu of interest. The issuance and sale of the convertible note was made in reliance on Section 4(2) of the Securities Act.

     Prior to these offerings, the Company has experienced cash shortages and a lack of liquidity and capital resources that had caused some delays in paying suppliers and vendors. The Company has experienced several prolonged periods when it was unable to attract sufficient capital to sustain operations. See "Risk Factors."

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders.

                            SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Shares as of December 31, 1997 and as adjusted to reflect the sale of Common Shares offered hereby by each of the Selling Shareholders.

     Except as set forth below, none of the Selling Shareholders has had any position, office or other material relationship within the past three years with the Company or its affiliates.

                                 Shares                        Shares to be
                              Beneficially                     Beneficially
                             Owned Prior to     Shares         Owned After
Name of Selling Shareholder   Offering (1)    Offered (2)      Offering
                                                            Number      Percent
                                                            ------      -------
Dean Andersen                    29,091         29,091           -        *
AWAD & Associates, LP            44,999         44,999           -        *
Richard Battaglino               14,166         14,166           -        *
Mark Cahill (3)                 285,052        285,052           -        *
George Michael Cassidy (4)       17,873         17,873           -        *
Craig Chesley                    21,666         21,666           -        *
Donald O. Collins Rev. Trust     13,888         13,888           -        *
Joseph Garipoli                   8,333          8,333           -        *
J. Robert Gary (5)               28,985         28,985           -        *
Gilmore & Co. (6)                56,366         56,366           -        *
V.R. Gusdorff                     1,666          1,666           -        *
Wilber Hensler                   25,000         25,000           -        *
Shikar Jain                      60,000         60,000           -        *
Larry Jeddeloh (7)              222,776        222,776           -        *
Mitchel Kaplan                    1,666          1,666           -        *
Paul Kaplan                      20,000         20,000           -        *
Little Wing, L.P.               195,238        195,238           -        *
Murray Logan                     99,403         68,333      31,070        *
Anthony Mann                      3,333          3,333           -        *
Brad Markowitz (8)              174,886          4,443     170,443        5.18
John Medico (9)                  27,777         27,777           -        *
Douglas Metcalf                  10,833         10,833           -        *
Robert Metcalf                   35,000         35,000           -        *
Glenn Miller                     20,000         20,000           -        *
Joseph  Mooney (10)             186,666         20,000     166,666        5.05
Joseph Pelikan                   89,392         89,392           -        *
Eric and Ellen Petersen (11)    120,370        112,542       7,828        *
Jeffrey Pinkerton (12)          152,169          8,333     143,836        4.40
Pioneer Group Ltd.              131,750        131,750           -        *
Raymond Scott                     6,000          6,000           -        *
Suresh Singal                    20,000         20,000           -        *
William Smith (13)              186,023        181,037       4,986        *
Jerry Snyder                     16,666         16,666           -        *

T.I.S. Acquisition &
Management Group, Inc. (14)     208,888        208,888           -        *
Travelers Indemnity Co. (15)    952,553        952,553           -        *
John Walker                       6,000          6,000           -        *
Wm Smith & Co., Inc.  (16)      162,537        162,537           -        *
David Zelman                     16,666         16,666           -        *

_______________________
* Less than 1% of the outstanding shares of Common Stock.

(1) Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities and Exchange Act of 1934, as amended. Shares of Common Shares issuable pursuant to options, warrants and convertible securities, to the extent such securities are currently exercisable or convertible within 60 days of December 15, 1997, are treated as outstanding for computing the percentage of the person holding such securities but are not treated as outstanding for computing the percentage of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or group to acquire them within 60 days are treated as outstanding only for purposes of determining the number of and percent owned by such person or group.

(2)  See "Plan of Distribution."

(3) Includes 12,725 Common Shares which Mr. Cahill has the right to acquire within 60 days of December 31, 1997 upon exercise of Common Shares Purchase Warrants and 17,999 shares held by Raymond James & Associates, Inc. as custodian for Mark W. Cahill.

(4) Includes 7,040 Common Shares which Mr. Cassidy has the right to acquire within 60 days of December 31, 1997 upon exercise of Common Shares Purchase Warrants. Mr. Cassidy was Chief Executive Officer of the Company until October 4, 1995.

(5) Includes 7,040 Common Shares which Mr. Gary has the right to acquire within 60 days of December 31, 1997 upon exercise of Common Shares Purchase Warrants. Mr. Gary was Treasurer, Chief Financial Officer and a director of the Company until October 4, 1995.

(6) Includes 56,366 Common Shares which Gilmore & Co. has the right to acquire within 60 days of December 31, 1997 upon exercise of Common Shares Purchase Warrants.

(7) Includes 193,888 Common Shares which are held by T.I.S. Acquisition & Management Group, Inc. ("TIS Acquisition"), 10,000 shares which are held by T.I.S. Group, Inc. ("TIS Group") and 5,000 Common Shares which TIS Group has the right to acquire within 60 days of December 31, 1997 upon the exercise of Common Shares Purchase Warrants. Mr. Jeddeloh is the sole director and executive officer of TIS Acquisition and the managing director, chief investment officer and president of TIS Group and as such, shares investment power with respect to TIS Acquisition and TIS Group and may be deemed to beneficially own all of the shares owned by TIS Acquisition and TIS Group, although he disclaims beneficial ownership of such shares except to the extent of his proportionate ownership interest in each of TIS Acquisition and TIS Group.

(8) Includes 95,833 Common Shares which Mr. Markowitz has the right to acquire within 60 days of December 31, 1997 upon the exercise of stock options, 10,544 Common Shares which are held by Focus Capital Group, Inc. ("Focus Capital") and 64,066 Common Shares which Focus Capital has the right to acquire within 60 days of December 31, 1997 upon the exercise of Common Shares Purchase Warrants. Mr. Markowitz is the president of Focus Capital and as such has sole investment power with respect to Focus Capital and may be deemed to beneficially own all of the shares owned by Focus Capital, although he disclaims beneficial ownership of such shares. Mr. Markowitz is a director of the Company.

(9) Includes 24,352 Common Shares which Mr. Medico has the right to acquire within 60 days of December 31, 1997 upon exercise of stock options. Mr. Medico was Chief Executive Officer of the Company from October 4, 1995 to August 9, 1996.

(10) Includes 166,666 Common Shares which Mr. Mooney has the right to acquire within 60 days of December 31, 1997 upon exercise of stock options. Mr. Mooney is Chairman of the Board of Directors and Chief Executive Officer of the Company.

(11) Includes 5,952 Common Shares held by DLJSC FBO Eric Petersen and 2,500 Common Shares held by DLJSC FBO Eric Petersen IRA Account.

(12) Includes 124,999 Common Shares which Mr. Pinkerton has the right to acquire within 60 days of December 31, 1997 upon exercise of stock options and 13,293 Common Shares which Mr. Pinkerton has the right to acquire within 60 days of December 31, 1997 upon exercise of Common Shares Purchase Warrants. Mr. Pinkerton is President and a director of the Company.

(13) Includes 4,986 Common Shares which Mr. Smith has the right to acquire within 60 days of December 31, 1997 upon exercise of Common Shares Purchase Warrants and 162,537 Common Shares which Wm Smith & Co., Inc. ("Smith & Co.") has the right to acquire within 60 days of December 31, 1997 upon exercise of Common Shares Purchase Warrants. Mr. Smith is the president of Smith & Co. and as such has sole investment power with respect to Smith & Co. and may be deemed to beneficially own all of the shares owned by Smith & Co. although he disclaims beneficial ownership of such shares except to the extent of his proportional ownership interest.

(14) Includes 193,888 Common Shares which are held by TIS Acquisition, 10,000 shares which are held by TIS Group and 5,000 Common Shares which TIS Group has the right to acquire within 60 days of December 31, 1997 upon the exercise of Common Shares Purchase Warrants.

(15) Includes 111,111 Common Shares owned by Primerica Life Insurance, 591,442 Common Shares owned by Travelers Indemnity Co., and 250,000 Common Shares which Travelers Indemnity Co. has the right to acquire within 60 days of December 31, 1997 upon exercise of Common Shares Purchase Warrants.

(16) Includes 162,537 Common Shares which Smith & Co. has the right to acquire within 60 days of December 31, 1997 upon exercise of Common Shares Purchase Warrants.

                             PLAN OF DISTRIBUTION

     The sale or distribution of the Shares may be effected through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) in the over-the-counter market. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by effected agreement between the Selling Shareholder and underwriters, brokers, dealers or agents, or purchasers. Transactions effected by selling Shares to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or commissions from purchasers of Shares for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The Selling Shareholders and any brokers, dealers or agents that participate in the distribution of the Shares may be deemed to be underwriters, and any profit on the sale of Shares by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     Under the securities laws of certain states, the Shares may not be sold unless the Shares have been registered or qualified for sale in such state or an exemption for registration or qualification is available and is complied with.

     The Company will pay all of the expenses incident to the registration, offering and sale of the Shares to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. The Company has agreed to indemnify the Selling Shareholders and any underwriters against certain liabilities, including liabilities under the Securities Act.


                                   EXPERTS

     The financial statements as of May 31, 1997 and for the year then ended incorporated in this Prospectus by reference to the Annual Report on Form 10-KSB for the year ended May 31, 1997, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the financial statements) of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Greentree Software, Inc. as of May 31, 1996, and for the fiscal year then ended have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the May 31, 1996 financial statements contains an explanatory paragraph that states that the financial statements "have been prepared assuming the Company will continue as a going concern. As discussed in notes 1 and 5 to the financial statements, the Company has incurred substantial losses from operations, has a working capital deficit, an accumulated deficit, and a liquidity deficiency, and is currently party to lawsuits, one of which involves its rights to continue to sell its primary product. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty."


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     There is incorporated herein by reference the Annual Report on Form 10-KSB of the Company for the fiscal year ended May 31, 1997, the Quarterly Reports on Form 10-QSB of the Company for the fiscal quarters ended August 31, 1997 and November 30, 1997 filed with the Commission pursuant to Section 13(a) of the Exchange Act, and the description of the Common Shares contained in the Company's Registration Statement on Form 8-A filed with the Commission pursuant to Section 12(g) of the Exchange Act.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15 (d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document or portion thereof which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     The Company has entered into Registration Rights Agreements that provide for indemnification by the Comapny of certain of the Selling Stockholders against certain liabilities under the Securities Act, the Securities Exchange Act, states securities laws, or otherwise, and provides for indemnification by certain of the Selling Stockholders of the Company and its directors, its officers and certain control persons against certain liabilities under the Securities Act, the Securities Exchange Act, state securities laws, or otherwise.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

-------------------------------------     -------------------------------------
-------------------------------------     -------------------------------------

No person has been authorized to
give any information or to make
any representations in connection
with this offering other than
those contained in this Prospectus
and, if given or made, such other
information and representations                      2,783,375 Shares
must not be relied upon as having
been authorized by the Company.                  GREENTREE SOFTWARE, INC.
Neither the delivery of this
Prospectus nor any sale made                          Common Shares
hereunder shall, under any
circumstances, create any
implication that there has been no
change in the affairs of the                           PROSPECTUS
Company since the date hereof or
that the information contained
herein is correct as of any time                      ____________
subsequent to its date. This
Prospectus does not constitute an                   January 21, 1998
offer to sell or a solicitation of
an offer to buy any securities
other than the registered
securities to which it relates.
This Prospectus does not
constitute an offer to sell or a
solicitation of an offer to buy
such securities in any
circumstances in which such offer
or solicitation is unlawful.


-------------------------------------     -------------------------------------
-------------------------------------     -------------------------------------

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.       Other Expenses of Issuance and Distribution.

     The estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting compensation, are:

         SEC Registration Fee. . . . . . . . . . . . . . . . . . . . . $   873
         Transfer Agent and Registrar Fees and Expenses. . . . . . . .  11,000
         Legal Fees and Expenses . . . . . . . . . . . . . . . . . . .  30,000
         Blue Sky Fees and Expenses. . . . . . . . . . . . . . . . . .  20,000
         Accounting Fees and Expenses. . . . . . . . . . . . . . . . .   5,000
         Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . .   ______
                                                                      ---------
                                                                      ---------
         Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . $66,873
                                                                      ---------
                                                                      ---------

____________________

     *  Estimates

Item 15.       Indemnification of Directors and Officers.

     The By-Laws of the Registrant provide for indemnification of officers and directors to the fullest extent provided by New York law. Section 722 of the Business Corporation Law of the State of New York contains provisions entitling directors and officers of the Registrant to indemnification from judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, as the result of an action or proceeding in which they may be involved by reason of being, or having been, a director or officer of the Registrant or serving another corporation in such capacity at the request of the Registrant, provided said directors or officers acted in good faith.

     The Registrant has entered into Registration Rights Agreements that provide for indemnification by the Registrant of certain of the Selling Stockholders against certain liabilities under the Securities Act, the Securities Exchange Act, states securities laws, or otherwise, and provides for indemnification by certain of the Selling Stockholders of the Registrant and its directors, its officers and certain control persons against certain liabilities under the Securities Act, the Securities Exchange Act, state securities laws, or otherwise.

Item 16.       Exhibits.

5.        Opinion of Bingham Dana LLP.
23.1.     Consent of Bingham Dana LLP (included in Exhibit 5).
23.2.     Consent of Price Waterhouse LLP.
23.3.     Consent of KPMG Peat Marwick LLP.
24.       Power of Attorney (included on signature page).

Item 17.       Undertakings.

     (A)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made pursuant to this Registration Statement, a post-effective amendment to this Registration Statement to include any additional charged material information on the plan of distribution.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To file a post-effective amendment to remove from registration any of the securities being registered which remain unsold at the termination of the offering.

     (B) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Eden Prairie and the State of Minnesota as of January 21, 1998.

                              GREENTREE SOFTWARE, INC.


                                  By: /s/ Joseph D. Mooney
                                     --------------------------------------
                                     Joseph D. Mooney
                                     Chairman of the Board of Directors and
                                     Chief Executive Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby appoints Joseph D. Mooney and or Philip D. Wolf, his/her true and lawful attorney-in-fact with the authority to execute in the name of each such person, and to file with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith, any and all amendments (including without limitation post-effective amendments) to this registration statement necessary or advisable to enable the Registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such other changes in the registration statement as the aforesaid attorney-in-fact executing the same deems appropriate.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed below as of January 21, 1998 by the following persons on behalf of the Registrant and in the capacities indicated.

 Name                      Title                                  Date


/s/ Joseph D. Mooney    Chairman of the Board of           January 21, 1998
----------------------   Directors, Chief Executive
Joseph D. Mooney         Officer, and Director
                         (principal executive officer)


/s/ Philip Wolf          Treasurer (principal financial     January 21, 1998
----------------------   and accounting officer)
Philip Wolf

/s/ Jeffrey B. Pinkerton President and Director             January 21, 1998
----------------------
Jeffrey B. Pinkerton


/s/ Brad I. Markowitz    Director                           January 21, 1998
----------------------
Brad I. Markowitz